UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
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Specialized Disclosure Report
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Danaher Corporation
(Exact Name of Registrant as Specified in its Charter)
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Delaware	001-08089	59-1995548
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2200 Pennsylvania Avenue, NW		20037-1701
Suite 800W
Washington,	DC
(Address of Principal Executive Offices)		(Zip Code)

James F. O’Reilly		202-828-0850

(Name and telephone number, including area code, of the person to contact in connection with this report)
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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.
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Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure

This Form SD of Danaher Corporation (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2022 to December 31, 2022.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available at www.danaher.com under the “Investors” caption and “Financial Reports-SEC Filings” and “Corporate Governance” subcaptions.

Rule 13p-1 (the “Rule”) requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. Certain of the Company’s operations manufacture, or contract to manufacture, products for which the Conflict Minerals are necessary to the functionality or production of those products.

The Company has conducted a reasonable country of origin inquiry regarding the Conflict Minerals. This inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. The Company’s reasonable country of origin inquiry was part of its due diligence on the source and chain of custody of the Conflict Minerals.

Based on this reasonable country of origin inquiry, the Company has reason to believe that certain of its necessary Conflict Minerals may have originated in the Covered Countries and are not from recycled or scrap sources. The Company’s due diligence on the source and chain of custody of the Conflict Minerals, including its efforts to determine the countries of origin of the Conflict Minerals, are described in the Company’s Conflict Minerals Report.

Item 1.02 Exhibit
As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 — Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report.

Exhibit No.	Description

1.01	Conflict Minerals Report of Danaher Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DANAHER CORPORATION

By:	/s/ James F. O'Reilly	May 17, 2023
James F. O'Reilly
Vice President, Deputy General Counsel and Secretary